Income Opportunity Realty Investors, Inc. 10-K

EXHIBIT 21.1

INCOME OPPORTUNITY REALTY INVESTORS, INC.

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries and partnership interests of Income Opportunity Realty Investors, Inc., as of December 31, 2021:

IM Manager, LLC
IORI Minerals, Inc.
Nakash Income Associates